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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-051359 |

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**

MM/DD/YY            MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Washington Securities Corporation**

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.) APR 0 2 2024

**6935 Wisconsin Avenue, Suite 510**    Washington, DC

(No. and Street)

| **Chevy Chase** | **Maryland** | **20815** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Earl R Zastrow** | **301-657-4810** | erzastrow@washingtonsecurities.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**RW Group**

(Name – if individual, state last, first, and middle name)

| **400 Old Forge Lane** | **Kennett Square** | **PA** | **19348** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |
| **02/23/2010** | | **5020** | |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

**FOR OFFICIAL USE ONLY**

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Herbert J Millard _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Washington Securities Corporation _____, as of 12/31 _____, 2023 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Herbert J Millard_

Title: CEO

_Notary Public_

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors
of Washington Securities Corporation

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Washington Securities Corporation as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Washington Securities Corporation as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of Washington Securities Corporation's management. Our responsibility is to express an opinion on Washington Securities Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Washington Securities Corporation in accordance with the U.S. federal securities law and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*RW Group, LLC*

We have served as Washington Securities Corporation's auditor since 2015.
Kennett Square, Pennsylvania
March 27, 2024

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

# Washington Securities Corporation
## Statement of Financial Condition
## December 31, 2023

## Assets

| | |
|---|---|
| Cash and Cash Equivalents | 44,736 |
| Accounts Receivable | 24,669 |
| Other Current Assets | 13,033 |
| Clearing Deposit | 50,000 |
| Other Assets | 5,178 |
| | |
| Total Assets | 137,616 |

## Liabilities & Stockholder Equity

## Liabilities

| | |
|---|---|
| Commissions Payable | 11,541 |
| Accounts Payable & Other Accrued Liabilities | 11,503 |
| | |
| Total Liabilities | 23,044 |

## Stockholders' Equity

| | |
|---|---|
| Common Stock ($1.00 par value, 2000 shares authorized - 600 issued & outstanding) | 600 |
| Additional paid in capital | 50,400 |
| Retained Earnings | 63,572 |
| | |
| Total Stockholders' Equity | 114,572 |
| | |
| Total Liabilities & Stockholder' Equity | 137,616 |

See accompanying notes to Financial Statements

### NOTE 1 – ORGANIZATION

Washington Securities Corporation (The Company), was formed for the purpose of operating a broker-dealer in securities. The Corporation is registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA).

### NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

**Revenue Recognition** – Securities transactions and related commissions, from the sale of equity securities, corporate bonds, municipal bonds, unit trusts, insurance securities, options, and mutual funds, are recognized on a trade date basis. 12b1 fees, from the sales of mutual funds, arrive quarterly and are recognized on the anniversary date of that particular funds' investment schedule. Credit/debit balance rebates are recognized monthly and are based on interest rates tied to account balances at RBC

**Adoption of Significant Accounting Policies**

In accordance with FASB ASU No. 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," the ASU adds to U.S. GAAP an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. The company must recognize as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any. A broker-dealer's estimate of expected losses should consider the expected risk of credit loss even if that risk is remote, regardless of the method applied to estimate credit losses.

For financial assets measured at amortized cost (i.e. cash) the company has concluded that there are no expected credit losses based on the nature or expected life of the financial assets and immaterial historic or expected losses.

**Accounts Receivable** – Accounts receivable as of 12/31/2022 were $23,948

**Use of Estimates-** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

**Cash and Cash Equivalents** – Cash and cash equivalents consisted of cash on deposit with established federally insured financial institutions. For purposes of the statement of cash flows, the company considers all highly liquid instruments with original maturities with three months or less to be cash equivalents.

**Income Taxes** – The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the

financial statement and tax basis of assets and liabilities that will result in taxable or deducible amounts in the future based on the enacted tax law and rates applicable to the periods in which the differences are expected to affect the taxable income. Valuation allowances are established, when necessary, to reduce the differed income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than–not threshold would be recorded as tax benefit or expense in the current year. In general, the prior three years' tax returns filed with various taxing agencies are open to examination.

Commencing January 1, 2016, Washington Securities elected to be treated as a Sub Chapter S Corporation. Therefore, there is no tax liability direct to corporation, and the tax liability is passed through to stockholders.

## NOTE 3 – FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1, Level 2, Level 3.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020.

|  | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Equity Securities | $ 3,028 | $ - | $ - | $ 3,029 |

For the year ending December 31st, 2023, the investment account had an unrealized loss of $307.44

**NOTE 4 – RELATED PARTY TRANSACTIONS**
N/A

**NOTE 5 – LEASE AGREEMENTS**
The Company held one month to month lease agreement for a printer/copier with DCA Imaging. The following amount is what was paid for the use of the printer/copier for 2023:

$3,508.80

The company also has a month to month lease agreement with BL Blackwell for office space. The following amount is what was paid to them in 2022:

$34,200

**NOTE 6 – NET CAPITAL REQUIREMENTS**
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $91,808 which was $86,808 in excess of its required net capital of $5,000. The company's ratio of aggregate indebtedness to net capital was .25 to 1.

**NOTE 7 – OTHER REGULATORY REQUIREMENTS**
The Company does not hold any funds or securities for the accounts of customers, and clears all its customer transactions through another broker-dealer on a fully disclosed basis. It is therefore exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).

**NOTE 8 – SUBSEQUENT EVENTS**
Management has evaluated subsequent events through March 18, 2024, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on financial statements.

## SCHEDULE III

**STATEMENT RELATING TO REQUIREMENTS OF RULE 17A-5(D)(4)**
There were no differences existing between the computations of net capital under rule 15c3-1 in this report and such computations in the respondents' most recent unaudited filings.